Exhibit 11.1

CONSENT OF INDEPENDENT AUDITOR’S

We consent to the use, in this Form 1-K, of our independent auditor’s report dated March 4, 2022, except for the effects of the restatement described in Note 14, as to which the date is April 28, 2023, with respect to the audited consolidated balance sheet of Exodus Movement, Inc. as of December 31, 2021 and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements. Our report includes explanatory paragraphs as to the uncertainties related to cryptocurrency assets.

/s/ WithumSmith+Brown, PC
New York, New York
April 28, 2023